WORK Medical Technology Group LTD

September 29, 2023

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Michael Fay
Daniel Gordon
Margaret Schwartz
Katherine Bagley

Re:	WORK Medical Technology Group LTD
Amendment No. 3 to Registration Statement on Form F-1
Filed on August 17, 2023
File No. 333-271474

Ladies and Gentlemen:

This letter is in response to the letter dated August 31, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to WORK Medical Technology Group LTD (the “Company,” “we” and “our”). For the purpose of the Registration Statement on Form F-1 and this letter, references to “the Group” are to the Company, its British Virgin Islands subsidiary and its PRC subsidiaries, including Work (Hangzhou) Medical Treatment Technology Co., Ltd., Shanghai Saitumofei Medical Treatment Technology Co., Ltd., Hunan Saitumofei Medical Treatment Technology Co., Ltd., Hangzhou Woli Medical Treatment Technology Co., Ltd., Hangzhou Shanyou Medical Equipment Co., Ltd., Shanghai Chuqiang Medical Equipment Co., Ltd., Hangzhou Hanshi Medical Equipment Co., Ltd., and Hangzhou Youshunhe Technology Co., Ltd., collectively. For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amendment No. 4 to Registration Statement on Form F-1”) is being submitted to accompany this letter.

Amendment No. 3 to Registration Statement on Form F-1 filed on August 17, 2023

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Revenue, page 66

1. We note sales of masks increased 125.1% for the six months ended March 31, 2023, when compared to the comparable prior period. Please quantify the impact of (i) the unit price increase in masks, and of (ii) any foreign currency rate fluctuations, on your increase in sales.

In response to the Staff’s comments, we revised the disclosures on page 66.

Business

Research and Development (R&D), page 92

2. We note your disclosure on page 93 regarding your Patent Transfer Agreements with Zhejiang University and the Second Hospital of Jiaxing City. Please expand this disclosure to provide the following information for each agreement, to the extent applicable:

●	the nature and scope of intellectual property transferred;

●	each parties’ rights and obligations;

●	the duration of the agreement and royalty term;

●	the termination provisions;

●	the aggregate amounts paid to date under the agreement;

●	the aggregate future potential milestone payments to be paid; and

●	the royalty rates or a royalty range.

In response to the Staff’s comments, we revised the disclosure on page 93.

Interim Financial Statements

5. Prepaid Expenses and Other Current Assets, page F-39

3. We note the interest-free loan to third party was $2,038,826, $2,032,473 and $1,706,242 for the periods presented and recorded as a current asset for these periods. We also note the amount at March 31, 2023 is significant as it is equal to 41% of your working capital surplus as of the same date. Please address the following:

●	Explain to us why the amount was not fully collected as of March 31, 2023 when it was recorded as current as of September 30, 2021;

●	Explain to us how you determined the amount is fully collectible as of March 31, 2023;

●	Disclose when you expect the amount to be paid in full;

●	Disclose why the loan was made and identify the party that received the proceeds; and

●	Correct the date on page 69 from March 31, 2022 to March 31, 2023.

In response to the Staff’s comments, we respectfully advise the Staff that:

(a)	At the time of the issuance of the financial statements as of September 30, 2021, we evaluated the financial conditions of these third parties, such as their most recent collection history and any open litigation or negative news, and we made bad debt provision of $321,792 among these loans. In regard to the remaining outstanding balances of the loans, we believed it was probable that we would collect all of the amounts due within one year, after considering all of the facts and circumstances; therefore, we recorded all the interest-free loans to third parties as a current asset. We collected $829,042 of the outstanding balance for the year ended September 30, 2022 and, with the exception of the amount we determined to be fully collectable as of March 31, 2021, collected substantially all of the remaining outstanding balance as of the date of Amendment No. 4 to Registration Statement on Form F-1 (except for the amounts which have been previously recorded as allowance for doubtful accounts);

(b)	As of March 31, 2023, the outstanding balance of interest-free loans to third parties was an aggregate of $1,706,242, of which $301,915 has been recorded as allowance for doubtful accounts. We have collected $1,304,391 as of the date of Amendment No. 4 to Registration Statement on Form F-1, and we are confident that the remaining amount is fully collectable as of March 31, 2023;

(c)	We disclosed the amount collected as of the date of Amendment No. 4 to Registration Statement on Form F-1 on page F-39;

(d)	We disclosed the nature of the loan on pages F-18 and F-39. There were 26 parties that received the proceeds. Since we have collected most of the repayments due on these loans and these parties are not directly related to the Group’s business operations, we have determined not to include the identity of the 26 parties in the financial statements. However, we have identified them in the following list for the Staff’s reference; and

(e)	We corrected the date on page 69.

List of third-parties that received proceeds from the loans as of March 31, 2023:

Name

Jianpin Zheng	Genshui Zhang
Yafang Zhang	Tao Zhang
Yangping Wu	Ying Fan
Ming Lou	Mingqi He
Zhijia Chen	Zhejiang Jiangling Automobile Sales & Service Co., Ltd.
Yonglin Wu	Hangzhou Public Transport Group Co., Ltd.
Canqiao Lou	Tianjin Wahaha Hongzhen Food and Beverage Trade Co., Ltd.
Zefeng Zhang	Hangzhou Xiaoshan Deyi Trade Business Department
Feng Li	Beijing Space Matrix Technology Co., Ltd.
Sheng Ding	Hangzhou Moonse Technology Group Co., Ltd.
Caihua Han	Jiangsu Hengxinda Medical Instrument Co., Ltd.
Jialun Zhang
Laishui Lou
Ye Zhang
Laiming Yu

Note 12. Related Party Transactions, page F-43

4. We note the amount due from Shuang Wu increased from zero to $996,239 and it represented the advance to this related party for the Group’s daily operations or the initial public offering costs, including legal fees and accounting fees. Please explain to us in further detail this description, the payment terms of this receivable, and how you determined the amount is collectible. In this regard, if amounts are advanced to this related party for your daily operations or other costs, that appears to imply that these costs are not being recorded on your financial statements. Please revise your disclosure, as appropriate.

In response to the Staff’s comments, we respectfully advise the Staff that Shuang Wu has been regularly made payments on behalf of the Group for our daily operations or the initial public offering costs for the year ended September 30, 2022, and these payments on behalf of the Group have been recorded as deferred offering cost and amount due to related party - Shuang Wu. As of March 31, 2023, the $996,239 advanced to Shuang Wu was for the same purpose of future payment for audit fees and legal expenses. The Group then decided the subsequent payments should be directly paid by the Company for a better cash management, therefore, Shuang Wu fully repaid the remaining unused amount advanced from the Company in July, 2023. We revised page F-44 and page 128 to disclose further detail.

5. We note on page 125 that you have not paid any compensation to your directors and officers and on page 126 that neither Shuang Wu, your CEO since June 2022, nor Ningfang Liang, your CFO since June 2022, own shares in the company. Please explain to us why these officers are working without compensation and whether you expect to pay compensation to them in the future. In addition, explain to us whether the $996,239 given to Shuang Wu should be recorded as compensation.

In response to the Staff’s comments, we respectfully advise the Staff that from June 1, 2022 to May 31, 2025, the compensation of our CEO and CFO is RMB30,000 (about $4,368) per month and $2,000 per month, respectively. The Company will settle the accumulated compensation in cash by the earlier of (i) the effectiveness of our registration statement; or (ii) at the end of December 2023, and will record it as a general and administrative expense. Thereafter, the Company will pay the compensation to our CEO and CFO on a monthly basis. The $996,239 advanced to Shuang Wu was for the payment of daily operations and various initial public offering costs, which was not related to the Group’s compensation expense for directors.

6. Please revise your financial statements to reflect the value of the services provided by Baiming Yu, your Chief Operating Officer since June 2022 and beneficial owner of 50% of your outstanding Ordinary Shares, recorded as an operating expense and additional paid-in capital. Refer to SAB Topic 5.

In response to the Staff’s comments, we respectfully advise the Staff that the Company has paid cash remuneration to Baiming Yu for his service since June 2022, which was recorded as a general and administrative expense. We accordingly revised the disclosure on page 125.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Shuang Wu
Name:	Shuang Wu
Title:	Chief Executive Officer, Director, and Chairman of the Board of Directors

cc: Ying Li, Esq.

Hunter Taubman Fischer & Li LLC

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